News Release

ZURICH®

Zurich Financial Services: Rededication of shares bought back in 2008

Zurich Financial Services
Mythenquai 2
8022 Zurich
Switzerland
www.zurich.com
SIX Swiss Exchange/
SWX Europe: ZURN
Valor: 001107539

Group Media Relations
Phone +41 (0)44 625 21 00
Fax +41 (0)44 625 26 41
media@zurich.com

Investor Relations
Phone +41 (0)44 625 22 99
Fax +41 (0)44 625 36 18
investor.relations@zurich.com

Zurich, March 2, 2009 – Zurich Financial Services (Zurich) announces that the Board of Directors has decided not to propose the destruction of the 3,750,500 shares bought back under the 2008 share buyback program to the upcoming Annual General Meeting of shareholders on April 2, 2009. In accordance with the Stock Exchange Act, Zurich discloses that it will keep the shares as treasury shares for use in connection with the funding of potential acquisitions in the future or for employee share-based compensation.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

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